Jaime L. Chase

+1 202 728 7096

jchase@cooley.com

February 27, 2019

Chris Edwards

Office of Healthcare & Insurance

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Milestone Pharmaceuticals Inc.
Draft Registration Statement on Form S-1
Submitted December 21, 2018
CIK 0001408443

Ladies and Gentlemen:

On behalf of Milestone Pharmaceuticals Inc. (“Milestone” or the “Company”), the following information is in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 8, 2019 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on December 21, 2018 (the “DRS”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 (“DRS Amendment No. 1”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 1.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 1.

DRS Form S-1

Prospectus Summary
Overview, page 1

1.                                      We note your reference to statistical significance in the second paragraph of this section.  Please expand your discussion to explain the term and discuss how statistical significance relates to the FDA’s evidentiary standards of efficacy.

In response to the Staff’s comment, the Company has removed references to the statistical significance of the 87% termination rate of induced PSVT in the summary overview sections on pages 1, 63 and 72 in the DRS Amendment No. 1.  Additionally, the Company has revised the disclosure on Page 80 to explain the term “statistical significance” and discuss how statistical significance relates to the FDA’s evidentiary standards of efficacy.

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t: (202) 842-7800  f: (202) 842-7899  cooley.com

February 27, 2019

Page Two

2.                                      We note your disclosure that you expect top-line data for the Phase 3 trial of etripamil in the first half of 2020.  Please also clarify that your Phase 3 clinical program includes two safety trials and the expected timing for those trials.

In response to the Staff’s comment, the Company has revised the disclosure on Pages 1, 63 and 72 to disclose that the Company’s Phase 3 clinical program for etripamil for PSVT also includes two open-label safety studies, one of which the Company initiated in December 2018, and the other one of which the Company expects to initiate in the second half of 2019.

Our Pipeline, page 1

3.                                      We note the inclusion in your pipeline table of etripamil for atrial fibrillation and angina and that you do not intend to use any of the net proceeds of this offering to conduct clinical trials of etripamil for these indications. Please revise your table to remove these programs, or alternatively, explain how you are currently pursuing etripamil in atrial fibrillation and angina.

In response to the Staff’s comment, the Company has revised the disclosure on Pages 7, 53 and 54 to indicate the amount of net proceeds from this offering, together with its existing cash, cash equivalents and short-term investments, the Company expects to use for the Phase 2 clinical trials of etripamil for atrial fibrillation and angina.

The Company further advises the Staff that it has conducted one Phase 1 clinical trial of etripamil, which the Company is using to support the development of etripamil in three indications: PSVT, atrial fibrillation, and angina. Accordingly, the Company has revised the disclosures on Pages 1, 78, 84 and 85 to clarify the same.

4.                                      It appears from the pipeline chart that you have completed separate Phase 1 clinical trials of etripamil for atrial fibrillation and angina. Please separately describe the trials for these indications in the Business section.

In response to the Staff’s comment, the Company has revised the disclosure on Pages 1, 78, 84 and 85 to clarify that it has conducted one Phase 1 clinical trial of etripamil, which the Company is using to support the development of etripamil in three indications: PSVT, atrial fibrillation and angina.

Implications of Being an Emerging Growth Company, page 6

5.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and is supplementally providing a copy of the requested written communications.

February 27, 2019

Page Three

Use of Proceeds, page 53

6.                                      Please disclose whether the amount of funds allocated for the Phase 3 clinical trial of PSVT will be sufficient to complete the Phase 3 trial. If any material amounts of other funds are necessary, please disclose the amount of funds needed to complete Phase 3. Refer to Instruction 3 to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on Page 53 to clarify that it anticipates that the amount of funds allocated for the Phase 3 clinical trials of PSVT will be sufficient to complete the Phase 3 clinical trials as currently planned. The Company has added similar disclosure on Pages 53 and 54 regarding the Company’s planned Phase 2 trials for etripamil in atrial fibrillation and angina. The Company advises the Staff that the Company will need to raise additional funds to complete the regulatory approval and commercialization of etripamil for PSVT, and to continue the clinical development, regulatory approval and commercialization of etripamil in atrial fibrillation and angina or any other indications, or the development or commercialization of any other product candidates.

Management’s Discussion and Analysis of Financial Condition and Results of Operations  Overview, page 63

7.                                      Please reconcile your disclosure here that you expect to initiate a Phase 2 clinical trial of etripamil in atrial fibrillation in the first half of 2020 with your disclosure on pages 1 and 71 that you are planning the Phase 2 trial for atrial fibrillation for the second half of 2019.

In response to the Staff’s comment, the Company has corrected the disclosure on Page 63 regarding the anticipated timing of initiation of its Phase 2 clinical trial of etripamil in atrial fibrillation, consistent with the disclosure on Pages 1 and 72.

Components of Results of Operations
Research and Development Expenses, page 64

8.                                      We note your product candidate, etripamil, is being developed for multiple development projects, including paroxysmal supraventricular tachycardia, atrial fibrillation, and angina. Please revise your disclosure to separately break out research and development costs by each project for each period presented and to date. Your disclosure should also provide explanation of period to period fluctuations. If you do not track costs by these measures, please disclose that fact. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on each project.

In response to the Staff’s comment, the Company has revised the disclosure on Page 64 to disclose that the Company did not historically track or allocate its research and development expenses by product candidate across its pipeline, including across the various indications for which it is studying etripamil. The Company advises the Staff that in the periods presented in DRS Amendment No. 1, its research and development expenses related primarily to development of etripamil for PSVT and it has revised its discussion on Page 64 to reflect the same.

February 27, 2019

Page Four

Critical Accounting Policies and Estimates
Share-Based Compensation, page 69

9.                                      Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price range has been determined.

Management
Limitation on Liability and Indemnification Matters, page 102

10.                               You disclose that you entered into indemnity agreements with your directors and officers.  Please file a copy of the form of indemnity agreement as an exhibit to this registration statement as required under Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it will file the form of indemnity agreement as an exhibit on a subsequent amendment to the DRS, and has revised the Exhibit Index in this DRS Amendment No. 1 accordingly (Page II-3).

Principal Shareholders, page 121

11.                               Please revise your disclosure to identify the natural person or persons, if any, who have voting and investment control of the shares held by BDC Capital, Inc. and affiliates.

In response to the Staff’s comment, the Company has revised the disclosure on Page 123.

General

12.                               Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.  Please note that we may have comments regarding this material.

The Company acknowledges the Staff’s comment and undertakes to promptly provide such information to the Staff in an amendment or on a supplemental basis as applicable. The Company respectfully acknowledges that the Staff may have further comments regarding any such information.

*        *        *

February 27, 2019

Page Five

Please contact me at (202) 728-7096 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Jaime L. Chase

Jaime L. Chase

cc:          Joseph Oliveto, Milestone Pharmaceuticals Inc.

Timothy Maness, Milestone Pharmaceuticals Inc.

Ryan Sansom, Cooley LLP

Nathalie Beauregard, Osler, Hoskin & Harcourt LLP

Lisa Firenze, Wilmer Cutler Pickering Hale and Dorr LLP